DIRECTORS' CIRCULAR


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9

                 SOLICITATION/ RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 4

                      ROGERS WIRELESS COMMUNICATIONS INC.
                      (Name of Subject Company (Issuer))

                      ROGERS WIRELESS COMMUNICATIONS INC.
                            (Name of Filing Person)

                       CLASS B RESTRICTED VOTING SHARES
                        (Title of Class of Securities)

                                   775102205
                   (CUSIP Numbers of Classes of Securities)

                             DAVID P. MILLER, ESQ.
                      ROGERS WIRELESS COMMUNICATIONS INC.
                            ONE MOUNT PLEASANT ROAD
                                  16TH FLOOR
                           TORONTO, ONTARIO M4Y 275
                                    CANADA
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   COPY TO:

                             JOHN T. GAFFNEY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NEW YORK
                                  10019-7475

 -
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                               December 21, 2004


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     This Solicitation/ Recommendation Statement on Schedule 14D-9 (this
"Statement") relates to the exchange offer (the "Offer") made by Rogers Communications Inc. ("RCI") and its wholly-owned subsidiary RWCI Acquisition Inc. ("RCI Subco" and, together with RCI, the "Offerors") to exchange all of the issued and outstanding Class B Restricted Voting Shares of the Rogers Wireless Communications Inc. ("RWCI" or the "Corporation") not already owned by RCI and its affiliates on the basis of 1.75 Class B Non-Voting Shares of RCI (the "RCI Non-Voting Shares") for each Class B Restricted Voting Share of the Corporation (the "RWCI Restricted Voting Shares").

     The terms and conditions of the Offer are set forth in a take over bid circular of the Offerors dated November 24, 2004 (the "Take Over Bid Circular"). The Take Over Bid Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission (the "SEC") as a part of a Tender Offer Statement on Schedule TO-T/13E-3 as amended, (the "Schedule TO-T/13E-3"), which includes information required to be reported under Rule 13e-3 of the Securities Exchange Act of 1934.

     On December 21, 2004, RCI, RCI Subco and the Corporation filed a second amendment (Amendment No. 2) to the Schedule TO-T/13E-3 with the SEC which amended and supplemented cetain information in the Take Over Bid Circular as set forth in Exhibit (a)(1)(T). The Take Over Bid Circular, as amended by the information set forth in Exhibit (a)(1)(T) to this Statement, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Statement.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Rogers Wireless Communications Inc., a corporation organized under the laws of Canada. The principal executive offices of the Corporation are located at One Mount Pleasant Road, Toronto, Ontario M4Y 2Y5.

     The class and title of equity securities to which this Statement relates is the RWCI Restricted Voting Shares.

     As of November 22, 2004, there were 80,388,481 RWCI Restricted Voting Shares outstanding, of which 64,911,816 were owned by RCI. In addition, as of November 22, 2004, RCI owned all of the outstanding Class A Multiple Voting Shares of the Corporation. As a result, as of November 22, 2004, RCI owned approximately 80.6% of the outstanding RWCI Restricted Voting Shares and 98% of the outstanding voting power of the Corporation.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The person filing this statement is the Corporation, which is the subject company. The name, business address and business telephone number of the Corporation are set forth in Item 1 above. Please see the information set forth in the Take Over Bid Circular under "THE CORPORATION".

     The Offer is described in the Take Over Bid Circular.

     The principal executive offices of the Offerors are located at 333 Bloor Street East, 10th Floor, Ontario M4W 1G9, Canada.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in this Statement, including the Take Over Bid Circular and the Directors' Circular, which are incorporated by reference into this Statement, to the knowledge of the Corporation, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Corporation or the affiliates it controls and (1) their respective executive officers, directors or affiliates or (2) RCI, RCI Subco and their respective executive officers, directors or affiliates.

CERTAIN ARRANGEMENTS BETWEEN RWCI AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

     The information regarding agreements, arrangements or understandings between the Corporation and its executive officers, directors or affiliates is described in the Corporation's Management Information Circular relating to the Annual Meeting of the Corporation's shareholders on May 27, 2004 (the "Proxy Circular"). The Proxy Circular was filed with the SEC on May 10, 2004. The Proxy Circular is incorporated into this Statement by reference. In particular, please see the information set forth in the Proxy Circular under "ELECTION OF DIRECTORS", "OTHER INFORMATION -- Compensation of Directors", "EXECUTIVE COMPENSATION -- Summary Compensation Table", "EXECUTIVE COMPENSATION -- Options/ Sar Grants During the Year Ended December 31, 2003 and the Financial Year End Options/ Sar Values", "EXECUTIVE COMPENSATION -- Employment Contracts" and "INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS".

     In addition, please see the information set forth in the Take Over Bid Circular under "OWNERSHIP OF THE SECURITIES", "ARRANGEMENTS, AGREEMENT OR UNDERSTANDINGS" and "BENEFITS FROM THE OFFER".


CERTAIN ARRANGEMENTS BETWEEN THE CORPORATION, RCI AND RCI SUBCO.

     Please see the information set forth in the Take Over Bid Circular under "SPECIAL FACTORS -- CERTAIN TRANSACTIONS AND RELATIONSHIPS BETWEEN RCI AND THE CORPORATION".

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

BACKGROUND TO THE OFFER

     Please see the Directors' Circular and the information set forth in the Take Over Bid Circular under "SPECIAL FACTORS -- BACKGROUND TO THE OFFER".

REPORT OF FINANCIAL ADVISOR TO THE INDEPENDENT COMMITTEE

     Please see the Directors' Circular and the information set forth in the Take Over Bid Circular under "SPECIAL FACTORS -- VALUATION".

     The full text of the valuation and fairness opinion of BMO Nesbitt Burns Inc., which acted as financial advisor to the Corporation's independent committee, sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the valuation and fairness opinion. This valuation and fairness opinion is attached as Schedule "D" to the Take Over Bid Circular. Shareholders of the Corporation are urged to, and should, read the valuation and fairness opinion in its entirety.

REASONS AND RECOMMENDATION OF THE INDEPENDENT COMMITTEE AND THE BOARD OF
DIRECTORS

     Please see the information set forth in the Directors' Circular under "RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE CORPORATION" and "REASONS FOR THE RECOMMENDATION".


INTENT TO TENDER

     Please see the information set forth in the Directors' Circular under "ACCEPTANCE OF OFFER BY DIRECTORS AND OFFICERS OF THE CORPORATION".

ITEM 5. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Please see the information set forth in the Take Over Bid Circular under "SPECIAL FACTORS -- BACKGROUND TO THE OFFER -- Expenses of the Offer" and "THE DEALER MANAGER AND DEPOSITARY".

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the RWCI Restricted Voting Shares have been effected during the last six months by the Corporation or any subsidiary of the Corporation or, to the knowledge of the Corporation, by any executive officer, director, associate or affiliate of the Corporation or any director or executive officer of its subsidiaries, except as set forth in the Directors' Circular under "RECENT TRADING IN SHARES OF THE CORPORATION" and in the Take Over Bid Circular under "TRADING IN SECURITIES OF THE CORPORATION".

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Please see the information set forth in the Take Over Bid Circular under "BACKGROUND TO THE OFFER" and in the Directors' Circular under "RESPONSE OF THE CORPORATION".

ITEM 8. ADDITIONAL INFORMATION.

     None.

ITEM 9. EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
--------------  ---------------------------------------------------------------

(a)(1)(A)       Directors' Circular relating to the Offer dated November 24,
                2004.* +

(a)(1)(B) Take Over Bid Circular, including the Offer to Purchase dated November 24, 2004.* +

(a)(1)(C) Letter of Acceptance and Transmittal.* + (a)(1)(D) Notice of Guaranteed Delivery.* +

(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.* +

(a)(1)(F)       Reserved.

(a)(1)(G) Annual Report of Rogers Wireless Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A. +

(a)(1)(H) Management's discussion & analysis and audited financial statements of Rogers Wireless Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A. +

(a)(1)(I) Interim unaudited consolidated financial statements for the nine months ended September 30, 2004 of Rogers Wireless Communications Inc. as furnished on November 24, 2004 to the SEC on Form 6-K/A. +

(a)(1)(J) Management Information Circular of Rogers Wireless Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004 as filed on May 11, 2004 with the SEC on Form ARS. +

(a)(1)(K) Material Change Report of Rogers Wireless Communications Inc., relating to the purchase by RCI of RWCI Restricted Voting Shares from JVII, dated September 16, 2004, as furnished on September 16, 2004 to the SEC on Form 6-K. +

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
--------------  ---------------------------------------------------------------

(a)(1)(L) Material Change Report of Rogers Wireless Communications Inc., relating to the commencement of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc., dated September 20, 2004 as furnished on September 21, 2004 to the SEC on Form 6-K. +

(a)(1)(M) Material Change Report of Rogers Wireless Communications Inc., relating to the completion of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc., dated November 8, 2004, as furnished on November 8, 2004 to the SEC on Form 6-K. +

(a)(1)(N) Annual Report of Rogers Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A. +

(a)(1)(O) Management's discussion & analysis and audited financial statements of Rogers Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A. +

(a)(1)(P) Interim unaudited consolidated financial statements for the nine months ended September 30, 2004 of Rogers Communications Inc. as furnished on November 24, 2004 to the SEC on Form 6-K/A. +

(a)(1)(Q) Management Information Circular of Rogers Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004 as filed on May 10, 2004 with the SEC on Form ARS. +

(a)(1)(R) Audited consolidated financial statements of Microcell Telecommunications Inc. as at and for the years ended December 31, 2003 and December 31, 2002 and interim unaudited consolidated financial statements of Microcell for the nine months ended September 30, 2004 and September 30, 2003. +

(a)(1)(S)       Amendments to the Take Over Bid Circular dated November 24,
                2004.+

(a)(1)(T)       Amendments to the Take Over Bid Circular dated December 21,
                2004.

(b)             None.

(c)(1) Presentation of BMO Nesbitt Burns Inc. to the independent committee of the board of directors of Rogers Wireless Communications Inc. dated November 9, 2004. +

(c)(2) Presentation of Scotia Capital Inc. to the board of directors of RCI dated November 11, 2004. +

(c)(3) Valuation and Fairness Opinion of BMO Nesbitt Burns Inc. dated November 22, 2004. +

(d)(1) Binding Term Sheet between Rogers Wireless Inc. and Rogers Communications Inc. for the provision of customer care services and sales dated July 1, 2002. +

(d)(2) Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.) dated as of August 1, 1991. +

(d)(3) Management Services Agreement among Rogers Communications Inc., Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.) and Rogers Cantel Mobile Inc.
                dated as of January 1, 1991. +

(d)(4) Minority Shareholder Protection Agreement dated as of August 7, 1991 between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.). +

*  Mailed to shareholders.
+  Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                            ROGERS WIRELESS COMMUNICATIONS INC.,


                            by:  /s/ Graeme McPhail
                            ---------------------------------------
                            Name: Graeme McPhail
                            Title:  Vice President, Associate General Counsel

Date: December 21, 2004

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
--------------  ---------------------------------------------------------------

(a)(1)(A)       Directors' Circular relating to the Offer dated November 24,
                2004.*+
(a)(1)(B) Take Over Bid Circular, including the Offer to Purchase dated November 24, 2004. *+
(a)(1)(C) Letter of Acceptance and Transmittal. *+ (a)(1)(D) Notice of Guaranteed Delivery.* +
(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *+
(a)(1)(F)       Reserved.
(a)(1)(G) Annual Report of Rogers Wireless Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A. +
(a)(1)(H) Management's discussion & analysis and audited financial statements of Rogers Wireless Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A. +
(a)(1)(I) Interim unaudited consolidated financial statements for the nine months ended September 30, 2004 of Rogers Wireless Communications Inc. as furnished on November 24, 2004 to the SEC on Form 6-K/A. +
(a)(1)(J) Management Information Circular of Rogers Wireless Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004 as filed on May 11, 2004 with the SEC on Form ARS. +

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBITS
--------------  ---------------------------------------------------------------

(a)(1)(K) Material Change Report of Rogers Wireless Communications Inc., relating to the purchase by RCI of RWCI Restricted Voting Shares from JVII, dated September 16, 2004, as furnished on September 16, 2004 to the SEC on Form 6-K. +
(a)(1)(L) Material Change Report of Rogers Wireless Communications Inc., relating to the commencement of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc., dated September 20, 2004 as furnished on September 21, 2004 to the SEC on Form 6-K. +
(a)(1)(M) Material Change Report of Rogers Wireless Communications Inc., relating to the completion of the offer by Rogers Wireless Inc. for all of the shares and warrants of Microcell Telecommunications Inc., dated November 8, 2004, as furnished on November 8, 2004 to the SEC on Form 6-K. +
(a)(1)(N) Annual Report of Rogers Communications Inc. for the year ended December 31, 2003 as filed on November 24, 2004 with the SEC on Form 40-F/A. +
(a)(1)(O) Management's discussion & analysis and audited financial statements of Rogers Communications Inc. for the years ended December 31, 2003 and December 31, 2002 as furnished on November 24, 2004 to the SEC on Form 6-K/A.
(a)(1)(P) Interim unaudited consolidated financial statements for the nine months ended September 30, 2004 of Rogers Communications Inc. as furnished on November 24, 2004 to the SEC on Form 6-K/A. +
(a)(1)(Q) Management Information Circular of Rogers Communications Inc. dated April 21, 2004 in connection with the annual meeting of shareholders held on May 27, 2004 as filed on May 10, 2004 with the SEC on Form ARS. +
(a)(1)(R) Audited consolidated financial statements of Microcell Telecommunications Inc. as at and for the years ended December 31, 2003 and December 31, 2002 and interim unaudited consolidated financial statements of Microcell for the nine months ended September 30, 2004 and September 30, 2003. +
(a)(1)(S)       Amendments to the Take Over Bid Circular dated November 24,
                2004.+

(a)(1)(T)       Amendments to the Take Over Bid Circular dated December 21,
                2004.

(b)             None.
(c)(1) Presentation of BMO Nesbitt Burns Inc. to the independent committee of the board of directors of Rogers Wireless Communications Inc. dated November 9, 2004. +
(c)(2) Presentation of Scotia Capital Inc. to the board of directors of RCI dated November 11, 2004. + (c)(3) Valuation and Fairness Opinion of BMO Nesbitt Burns Inc. dated
                November 22, 2004. +
(d)(1) Binding Term Sheet between Rogers Wireless Inc. and Rogers Communications Inc. for the provision of customer care services and sales dated July 1, 2002. +
(d)(2) Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.) dated as of August 1, 1991.+
(d)(3) Management Services Agreement among Rogers Communications Inc., Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.) and Rogers Cantel Mobile Inc.
                dated as of January 1, 1991.+
(d)(4) Minority Shareholder Protection Agreement dated as of August 7, 1991 between Rogers Communications Inc. and Rogers Cantel Mobile Communications Inc. (now known as Rogers Wireless Communications Inc.).+

*  Mailed to shareholders.
+  Previously filed.

                                      I-2